SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Telaria, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

879181105
(CUSIP Number)

Jonathan Brolin
Edenbrook Capital, LLC
2 Depot Plaza
Bedford Hills
New York, NY 10507
(914) 239-3117
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 30, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 10 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 879181105	SCHEDULE 13D/A	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Edenbrook Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,316,376
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,316,376
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,316,376
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.36%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 879181105	SCHEDULE 13D/A	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Edenbrook Long Only Value Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,720,580
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,720,580
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,720,580
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.21%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 879181105	SCHEDULE 13D/A	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Jonathan Brolin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,316,376
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,316,376
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,316,376
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.36%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 879181105	SCHEDULE 13D/A	Page 5 of 10 Pages

This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 7, 2018 (the "Original Schedule 13D," together with this Amendment No. 1, the "Schedule 13D"), with respect to the Common Stock, par value $0.0001 per share (the "Common Stock") of Telaria, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. This Amendment No. 1 amends Items 2, 3, 5, 6 and 7 as set forth below.

Item 2	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a)	This statement is filed jointly by (i) Edenbrook Capital, LLC, a New York limited liability company ("Edenbrook"), as the investment manager to certain private investment funds, with respect to Common Stock held by such private investment funds, (ii) Edenbrook Long Only Value Fund, LP, a Delaware limited partnership (the "Fund"), with respect to Common Stock held by such private investment fund and (iii) Jonathan Brolin, a United States citizen ("Mr. Brolin") and the principal of Edenbrook, with respect to the Common Stock held by such private investment funds (collectively, the "Reporting Persons").

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed in and of itself as an admission by the Reporting Persons as to beneficial ownership of the securities reported herein.

(b)	The address of the business office of the Reporting Persons is 2 Depot Plaza, Bedford Hills, New York 10507.

(c)	The principal occupation of Edenbrook is to serve as the investment advisor of the Fund and certain other private investment funds. The principal occupation of the Fund is to invest in securities. Mr. Brolin's principal occupation or employment is acting as a private investor. Mr. Brolin is the Managing Member of Edenbrook and, as such, is in the position to determine the investment and voting decisions made by Edenbrook.

(d)	The Reporting Persons have not, during the last five years, been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

CUSIP No. 879181105	SCHEDULE 13D/A	Page 6 of 10 Pages

(f)	Edenbrook is a New York limited liability company. The Fund is a Delaware limited partnership. Mr. Brolin is a United States citizen.

Item 3	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Shares reported represent 3,316,376 shares of Common Stock of the Issuer. The Reporting Persons used a total of approximately $9,686,609 to acquire the Common Stock reported in this Schedule 13D. The Common Stock was purchased with the investment capital of the Fund and certain other private investment funds advised by Edenbrook.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 52,170,958 shares of Common Stock issued and outstanding as of May 3, 2018, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018, filed with the SEC on May 8, 2018.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Information concerning transactions in the shares of Common Stock effected by the Reporting Persons during the past sixty days is set forth in Schedule A hereto and is incorporated herein by reference. All of the transactions in the shares of Common Stock listed hereto were effected in the open market through various brokerage entities.

(d)	No person other than the Reporting Persons and the private investment funds advised by Edenbrook are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by the Fund and the other private investment funds advised by Edenbrook.

(e)	Not applicable.

CUSIP No. 879181105	SCHEDULE 13D/A	Page 7 of 10 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit C to this Schedule 13D and is incorporated by reference herein.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

C	Joint Filing Agreement, dated May 30, 2018.

CUSIP No. 879181105	SCHEDULE 13D/A	Page 8 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 30, 2018

EDENBROOK CAPITAL, LLC

/s/ Jonathan Brolin
Name: Jonathan Brolin
Title: Managing Member

EDENBROOK LONG ONLY VALUE FUND, LP

By: Edenbrook Capital Partners, LLC, its General Partner

/s/ Jonathan Brolin
Name: Jonathan Brolin
Title: Managing Member

/s/ Jonathan Brolin
JONATHAN BROLIN

CUSIP No. 879181105	SCHEDULE 13D/A	Page 9 of 10 Pages

Schedule A

This Amendment No. 1 sets forth information with respect to each purchase and sale of shares of Common Stock which were effectuated by the Reporting Persons during the past sixty days. All transactions were effectuated in the open market through a broker.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
04/04/2018	10,000	3.5920
04/10/2018	40,000*	3.6200
04/10/2018	(40,000)*	3.6200
05/07/2018	20,000	4.0125
05/09/2018	7,850	4.0101
05/09/2018	5,000	4.0100
05/10/2018	12,650	4.0058
05/15/2018	4,500	4.0137
05/15/2018	8,700	4.0072
05/17/2018	14,614	3.9925
05/17/2018	20,000	4.0003
05/17/2018	10,000	3.9926
05/18/2018	19,936	3.9989
05/18/2018	6,257	3.9990
05/21/2018	11,200	3.9842
05/21/2018	19,295	3.9872
05/21/2018	10,000	3.9903
05/22/2018	3,936	3.9683
05/22/2018	4,600	3.9737
05/22/2018	5,705	3.9794
05/23/2018	21,730	3.9631
05/24/2018	1,000	3.9700
05/24/2018	14,765	3.9759
05/24/2018	2,769	3.9787
05/25/2018	5,281	3.9700
05/25/2018	6,877	3.9681
05/29/2018	3,123	3.9690
05/29/2018	1,950	3.9700
05/30/2018	5,000	3.9650
05/30/2018	42,153	4.0269
05/30/2018	200	3.9700

* Transactions were effected for the purpose of rebalancing the holdings of funds and accounts managed by Edenbrook and did not result in a net sale.

CUSIP No. 879181105	SCHEDULE 13D/A	Page 10 of 10 Pages

EXHIBIT C

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: May 30, 2018

EDENBROOK CAPITAL, LLC

/s/ Jonathan Brolin
Name: Jonathan Brolin
Title: Managing Member

EDENBROOK LONG ONLY VALUE FUND, LP

By: Edenbrook Capital Partners, LLC, its General Partner

/s/ Jonathan Brolin
Name: Jonathan Brolin
Title: Managing Member

/s/ Jonathan Brolin
JONATHAN BROLIN